EXHIBIT 99.1

THIS FIRST AMENDING AGREEMENT is made as of 22 February 2012

B E T W E E N:

IAMGOLD CORPORATION

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NATIONAL BANK OF CANADA

RECITALS:

A. The parties to this First Amending Agreement (the “Amendment”) are also parties to a credit agreement dated as of 23 April 2010 (the “Credit Agreement”).

B. Capitalized terms used in this Amendment and not otherwise defined have the meanings defined in the Credit Agreement as previously amended.

C. The parties are entering into this Amendment to make amendments to the Credit Agreement to provide for, among other things, the increase of the amount of the Credit.

D. Iamgold-Québec Management Inc., which was a party to the Credit Agreement, has since been amalgamated with IMG.

THEREFORE, for value received, and intending to be legally bound by this Amendment, the parties agree as follows:

1.	Amendments to Article 1 of Credit Agreement

(a)	Section 1.1(9) of the Credit Agreement is deleted and replaced by the following:

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority, provided that notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives under it or issued in connection with it and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or other Governmental Authority, in each case pursuant to Basel III, shall in each case be deemed to be a Change in Law, regardless of the date enacted, adopted or issued.

(b)	Section 1.1(25) of the Credit Agreement is deleted and replaced by the following:

“GAAP” means generally accepted accounting principles in effect from time to time in Canada, as established or adopted by the Canadian Institute of Chartered Accountants or any successor institute, including International Financial Reporting Standards.

(c)	Section 1.1(39) of the Credit Agreement is deleted and replaced by the following:

“Material Subsidiary” means any Subsidiary of IMG (whether or not wholly-owned), other than a Non-Recourse Subsidiary, (a) that, as of the end of any fiscal quarter of IMG, has total consolidated assets having a book value of or equivalent to US$80,000,000 or more, or (b) that, as of the end of any fiscal quarter of IMG, has total consolidated revenue for the last 12 months of or equivalent to US $40,000,000 or more, or (c) Equity Interests of which were acquired after the date of this Agreement at an aggregate cost to IMG on a consolidated basis equivalent to US$80,000,000 or more, or (d) that directly or indirectly holds Equity Interests of a Material Subsidiary. No Material Subsidiary shall cease to be a Material Subsidiary without the consent of the Lender.

(d)	Section 1.1(40) of the Credit Agreement is deleted and replaced by the following:

“Non-Recourse Subsidiary” means Niobec Inc. and any other Subsidiary of IMG that IMG designates as a Non-Recourse Subsidiary, with the consent of the Lender.

(e)	Section 1.1(55) of the Credit Agreement is deleted and replaced by the following:

“Syndicated Credit Agreement” means the second amended and restated credit agreement dated as of 22 February 2012 between IMG as borrower, other Restricted Parties as guarantors, the lenders from time to time party to the agreement (including the Lender and EDC) and The Bank of Nova Scotia as agent.

(f)	Section 1.3(c) of the Credit Agreement is deleted.

2.	Amendments to Article 2 of Credit Agreement

(a)	Section 2.1(1) of the Credit Agreement is deleted and replaced by the following:

“Subject to the terms and conditions of this Agreement, the Lender shall provide a credit (the “Credit”) for the use of IMG and other wholly-owned Restricted Parties incorporated in Canada that become Obligors in the amount of up to US $75,000,000.”

(b)	Section 2.4(1) of the Credit Agreement is deleted and replaced by the following:

“The Credit shall be repaid in full and cancelled on or before 22 April 2013. If no Default has occurred and is continuing, IMG may request that the maturity date of the Credit be extended by up to 364 days on each request in accordance with the procedures specified in this Section 2.4.”

(c)	Section 2.5(1) of the Credit Agreement is deleted and replaced by the following:

“Each Obligor shall pay L/C Fees on L/Cs issued for its account, calculated at a rate of 0.25% per annum and payable quarterly in arrears on the last Banking Day of each of IMG’s fiscal quarters. The rate for L/C Fees shall be increased by 2% per annum if a Default has occurred and is continuing.”

(d)	Section 2.5(2) of the Credit Agreement is deleted and replaced by the following:

“IMG shall pay or cause one or more other Obligors to pay a standby fee on the daily unavailed portion of the Credit at a rate of 0.06% per annum. The standby fee shall be calculated daily beginning and shall be payable quarterly in arrears on the last Banking Day of each of IMG’s fiscal quarters. On termination of the Credit, IMG shall also pay or cause one or more other Obligors to pay any accrued but unpaid standby fees.”

3.	Amendment to Article 7 of Credit Agreement

Section 7.1(f) of the Credit Agreement is deleted and replaced by the following:

“a default, however designated, occurs under one or more agreements or instruments relating to indebtedness for borrowed money of any Restricted Party other than the Obligations, if all applicable notice and cure periods have expired and if as a result the due date of such indebtedness in an aggregate amount of US $40,000,000 or more is accelerated, or if one or more Restricted Parties fail to pay any such indebtedness when due; or”

4.	Amendment to Article 9 of Credit Agreement

Section 9.3(2) of the Credit Agreement is deleted and replaced by the following:

“Each Obligor other than IMG hereby nominates, constitutes and appoints IMG as its agent for service, to act as such and as such to sue and be sued, plead and be impleaded in any court in Québec,

and generally on its behalf to accept service of process and to receive all notices and to do all acts and to execute all deeds and other instruments relating to proceedings in any court in Québec. This appointment shall be irrevocable without the prior consent of the Lender upon the appointment of a substitute agent acceptable to the Lender acting reasonably and, until that time, service of process or of papers and notices relating to proceedings in any court in Québec upon IMG shall be sufficient service on all Obligors. If IMG ceases to have a place of business in the Montréal Urban Community, it shall promptly appoint a substitute agent acceptable to the Lender that has a place of business in the Montréal Urban Community.”

5.	Amendments Relating to Iamgold-Quebec

Sections 1.1(28) and 3.2(e) of the Credit Agreement and the references to IMQ in Sections 1.1(42) and 2.3 of the Credit Agreement are deleted.

6.	Conditions Precedent

The agreements made by the Lender under this Amendment are subject to the following conditions:

(a)	receipt by the Lender of a replacement EDC Guarantee providing for a maximum aggregate liability of US $75,000,000;

(b)	payment by IMG to the Lender of a fee of $10,000;

(c)	payment by IMG to the Lender of all fees owing to the Lender under the Credit Agreement up to the date of this Amendment and reimbursement by IMG of all expenses incurred by the Lender, including legal fees;

(d)	receipt by the Lender of corporate information from IMG updating that delivered under Section 3.1(3) of the Credit Agreement; and

(e)	receipt by the Lender of an opinion of IMG’s counsel, in form and substance satisfactory to the Lender.

7.	Representations of Obligor

The Obligor:

(a)	acknowledges that this Amendment is a Loan Document and that all of its representations and warranties concerning Loan Documents that are contained in the Credit Agreement apply to this Amendment and are deemed to be repeated on its execution of this Amendment as if set out in full in this Amendment; and

(b)	represents that there are no consents or other agreements required from third parties to avoid this Amendment causing a breach or default under any other Contract to which the Obligor is a party.

8.	Ratification and Confirmation

The Credit Agreement, as amended as provided in this Amendment, remains in full force and effect and is hereby ratified and confirmed. Without in any way limiting the terms of the Credit Agreement or the other Loan Documents, each Obligor confirms that the existing Guarantees and any security held by or for the benefit of the Lenders shall continue to support all of the Obligations and the Other Secured Obligations, including but not limited to those arising as a result of this Amendment.

9.	Counterparts and Facsimile

This Amendment may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. The delivery by telecopier or pdf document of a facsimile copy of an executed counterpart of this Amendment shall be deemed to be valid execution and delivery of this Amendment, but the party delivering a facsimile copy shall deliver an original copy of this Amendment as soon as possible after delivering the facsimile copy.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

IAMGOLD CORPORATION

By: /s/ Carol T. Banducci
Name: Carol T. Banducci
Position: EVP & CFO

[signature page for First Amending Agreement relating to Iamgold Corporation et al]

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NATIONAL BANK OF CANADA

By: /s/ Roch Ledoux
Name: Roch Ledoux
Title: Directeur - Director

By: /s/ André Marenger
Name: André Marenger
Title: Director

[signature page for First Amending Agreement relating to Iamgold Corporation et al]

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